

May 29, 2012

<u>Via Facsimile</u>
Mr. Landy L. Fullmer
Chief Financial Officer
Apco Oil and Gas International Inc.
One Williams Center, 35th Floor
Tulsa, OK 74172

  **Re: Apco Oil and Gas International Inc.
    Form 10-K for Fiscal Year Ended
    December 31, 2011
    Filed February 29, 2012
    File No. 0-08933**

Dear Mr. Fullmer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Oil and Natural Gas Reserves</u>

<u>Preparation of Reserves Estimates, page 3</u>

1. We note your disclosure stating that it is the opinion of Ralph E. Davis Associates, Inc. that the estimates of your proved reserves were prepared in accordance with generally accepted petroleum engineering and evaluation principles. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such practices that are "generally accepted petroleum engineering principles." Please explain

the basis for concluding that such principles have been sufficiently established or confirm that you will remove this statement from future Exchange Act filings.

Proved Undeveloped Reserves, page 4

2.   We note your disclosure stating that all locations comprising your remaining proved undeveloped ("PUD") reserves are forecast to be drilled by 2016. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please tell us the number of locations scheduled for development beyond five years from booking as well as the PUD reserves attributed to them.

3.   We note you converted your proved undeveloped ("PUD") reserves to proved developed reserves at a rate of 16% in 2011, 19% in 2010, and 15% in 2009. Given your recent conversion rates, please tell us about your development plans in sufficient detail to explain how you intend to convert your PUD reserves within five years from booking. In addition, please revise your disclosure to comply with Items 1203(b) and 1203(c) of Regulation S-K. Specifically, please provide more detail regarding the material changes in proved undeveloped reserves that occurred during the year and describe investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or me at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief